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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

BIONUTRICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

090946 10 4

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 090946 10 4	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ACH Food Companies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 460,000 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 460,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

460,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.8%

12	TYPE OF REPORTING PERSON*

CO

CUSIP No. 090916 10 4	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

The Garfield Weston Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 460,000 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 460,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

460,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.8%

12	TYPE OF REPORTING PERSON*

00

CUSIP No. 090946 10 4	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Bionutrics, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2425 East Camelback Road, Suite 650 Phoenix, Arizona 85016

Item 2.

(a)	Name of Person Filing: The Garfield Weston Foundation

(b)	Address of Principal Business Office or, if none, Residence: Bowater House 68 Knightsbride London, SW1X 7LQ, England

(c)	Citizenship or Place of Organization: United Knigdom

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 090946 10 4

(a)	Name of Person Filing: ACH Food Companies, Inc.

(b)	Address of Principal Business Office or, if none, Residence: 7171 Goodlett Farms Parkway Memphis, Tennessee 38101

(c)	Citizenship or Place of Organization: Deleware

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 090946 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act.

(b)	Bank as defined in Section 3(a)(6) of the Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	Investment company registered under Section 8 of the Investment Company Act.

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii) (E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

CUSIP No. 090946 10 4	13G	Page 5 of 7 Pages

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 460,000

(b)	Percent of Class: 10.8%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 460,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 460,000

         The amount of shares set forth above are all owned of record by ACH Food Companies, Inc., which is a wholly owned subsidiary in an ownership group of The Garfield Weston Foundation.

Item 5. Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company

         Not Applicable.

Item 8. Identification and Classification of Members of the Group

         Not Applicable.

CUSIP No. 090946 10 4	13G	Page 6 of 7 Pages

Item 9. Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 090946 10 4	13G	Page 7 of 7 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

2/14/02 Date

/s/ Daniel S. Antonelli Signature

Daniel S. Antonelli, President of ACH Food Companies, Inc. Name/Title

2/14/02 Date

/s/ Guy Weston Signature

Guy Weston, Chairman of the Board of The Garfield Weston Foundation Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).